Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

WHITEFORT CAPITAL MASTER FUND, LP

Purchase of Common Stock	145,684	3.1470	12/27/2024
Purchase of Common Stock	130,420	3.1893	12/30/2024
Purchase of Common Stock	97,845	3.2420	12/31/2024
Purchase of Common Stock	900	3.2498	01/07/2025
Purchase of Common Stock	11,826	3.2336	01/08/2025
Purchase of Common Stock	45,900	3.2498	01/10/2025
Purchase of Common Stock	7,425	3.2283	01/13/2025